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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 NET2PHONE, INC.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                   COMMON STOCK, PAR VALUE $0.01 PER SHARE
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   64108N10
            ----------------------------------------------------------
                                 (CUSIP Number)


                             MARILYN J. WASSER, ESQ.
                       VICE PRESIDENT - LAW AND SECRETARY
                                   AT&T CORP.
                             295 NORTH MAPLE AVENUE
                             BASKING RIDGE, NJ 07920
                                 (908) 221-2000
-------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)


                                 AUGUST 11, 2000
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

------------------------------------               -----------------------------
|CUSIP NO. 64108N10                |               |     PAGE 2 OF  9 PAGES    |
------------------------------------               -----------------------------

-------------------------------------------------------------------------------
| 1 | NAME OF REPORTING PERSONS.                                    AT&T Corp.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).  13-4924710
-------------------------------------------------------------------------------
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
          (a) [   ]
          (b) [ X ]
-------------------------------------------------------------------------------
| 3 | SEC USE ONLY
-------------------------------------------------------------------------------
| 4 | SOURCE OF FUNDS (SEE INSTRUCTIONS)                                WC, OO
-------------------------------------------------------------------------------
| 5 | CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                      [  ]
-------------------------------------------------------------------------------
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION                            New York
--------------------------------------------------------------------------------
                | 7 |  SOLE VOTING POWER                            18,900,000
 NUMBER OF      ----------------------------------------------------------------
   SHARES       | 8 |  SHARED VOTING POWER                          28,896,750*
BENEFICIALLY    |   |                                        See Items 4 and 6
  OWNED BY      ----------------------------------------------------------------
    EACH        | 9 |  SOLE DISPOSITIVE POWER                       18,900,000
 REPORTING      ----------------------------------------------------------------
   PERSON       |10 |  SHARED DISPOSITIVE POWER                     28,896,750*
    WITH        |   |
-------------------------------------------------------------------------------
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY                       28,896,750*
       EACH REPORTING PERSON
-------------------------------------------------------------------------------
| 12 | CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                  [  ]
-------------------------------------------------------------------------------
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               76.8%**
-------------------------------------------------------------------------------
| 14 | TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                           CO
-------------------------------------------------------------------------------

* All of the subject shares, including such shares beneficially owned by IDT Investments Inc., a Nevada corporation ("IDT Investments") may be deemed to be beneficially owned, for the purposes of Section 13(d) of the Exchange Act, by AT&T Corp., a New York corporation ("AT&T") by virtue of the Voting Agreement (as defined herein) referred to in this statement on Schedule 13D. The filing of this Statement on Schedule 13D shall not be construed as an admission by AT&T that it is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of the subject shares as to which it does not have sole voting and dispositive power.

** All the shares beneficially held by the Reporting Person are shares of Class
   A Common Stock, par value $0.01 per share, of the Issuer ("Class A Stock"). Each share of Class A Stock is convertible into one share of Common Stock, par value $0.01 per share, of the Issuer ("Common Stock") without consideration being paid therefor. Each share of Class A Stock has two votes per share and each share of Common Stock has one vote per share.

------------------------------------               ----------------------------
|CUSIP NO. 64108N10                |               |    PAGE 3 OF 9  PAGES     |
------------------------------------               -----------------------------

-------------------------------------------------------------------------------
| 1 | NAME OF REPORTING PERSONS.                                   ItelTech, LLC
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).    22-3747756
-------------------------------------------------------------------------------
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
          (a) [   ]
          (b) [ X ]
-------------------------------------------------------------------------------
| 3 | SEC USE ONLY
-------------------------------------------------------------------------------
| 4 | SOURCE OF FUNDS (SEE INSTRUCTIONS)                                WC, OO
-------------------------------------------------------------------------------
| 5 | CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                      [  ]
-------------------------------------------------------------------------------
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware
--------------------------------------------------------------------------------
                | 7 |  SOLE VOTING POWER                            18,900,000
 NUMBER OF      ----------------------------------------------------------------
   SHARES       | 8 |  SHARED VOTING POWER                          28,896,750*
BENEFICIALLY    |   |                                        See Items 4 and 6
  OWNED BY      ----------------------------------------------------------------
    EACH        | 9 |  SOLE DISPOSITIVE POWER                       18,900,000
 REPORTING      ----------------------------------------------------------------
   PERSON       |10 |  SHARED DISPOSITIVE POWER                     28,896,750*
    WITH        |   |                                        See Items 4 and 6
-------------------------------------------------------------------------------
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY                       28,896,750*
       EACH REPORTING PERSON
-------------------------------------------------------------------------------
| 12 | CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                  [  ]
-------------------------------------------------------------------------------
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               59.5%**
-------------------------------------------------------------------------------
| 14 | TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                           00
-------------------------------------------------------------------------------

* All of the subject shares, including such shares beneficially owned by IDT Investments may be deemed to be beneficially owned, for the purposes of
   Section 13(d) of the Exchange Act of 1934, by ITelTech, LLC, a Delaware limited liability company ("ITelTech") by virtue of the Voting Agreement
   (as defined herein) referred to in this statement on Schedule 13D. The filing of this Statement on Schedule 13D shall not be construed as an admission by ITelTech that it is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of the subject shares as to which it does not have sole voting and dispositive power.

** All the shares beneficially held by the Reporting Person are shares of Class
   A Stock. Each share of Class A Stock is convertible into one share of Common Stock without consideration being paid therefor. Each share of Class A Stock has two votes per share and each share of Common Stock has one vote per share.

ITEM 1.     SECURITY AND ISSUER

            This statement relates to shares of Common Stock, par value $0.01 per share ("Common Stock"), of Net2Phone, Inc., a Delaware Corporation ("Net2Phone"). The principal executive offices of Net2Phone are located at 171 Main Street, Hackensack, New Jersey 07601.

ITEM 2.     IDENTITY AND BACKGROUND

            (a)-(b) AT&T is among the world's communications leaders, providing voice, data and video telecommunications services to large and small businesses, consumers and government entities. AT&T and its subsidiaries furnish regional, domestic long distance, international long distance, regional, local and wireless telecommunications services, and cable television and Internet communications transmission services. AT&T also provides billing, directory, and calling card services to support its communications business. The address of AT&T's principal executive office and business is 32 Avenue of the Americas, New York, New York 10013-2412.

            ITelTech, LLC ("ITelTech"), a Delaware limited liability company, is a wholly-owned subsidiary of AT&T. The address of ITelTech's principal executive office and business is 32 Avenue of the Americas, New York, New York 10013-2412.

            (c) The name, business address, and principal occupation of each executive officer and director of AT&T is set forth in Exhibit 1 hereto and incorporated herein by reference.

            (d) During the last five years, neither AT&T, nor to the knowledge of AT&T, any of AT&T's directors or executive officers has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years, neither AT&T, nor to the knowledge of AT&T, any of AT&T's directors or executive officers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

            (f) To the knowledge of AT&T, each of the executive officers and directors of AT&T named in Exhibit 1 is a United States citizen.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference herein.

ITEM 4.     PURPOSE OF TRANSACTION

            ITelTech purchased its interest in Net2Phone as a strategic investment in Voice over Internet Protocol technology.

            STOCK PURCHASE AGREEMENT AND SUBSCRIPTION AGREEMENT. On August 11, 2000, AT&T, through a newly formed business entity, ITelTech, purchased (i) from Net2Phone four million newly-issued shares of Class A Stock at a price of $75 per share and (ii) from IDT Investments 14.9 million shares of Class A Stock at a price of $75 per share.

            Pursuant to the Stock Purchase Agreement (the "Stock Purchase Agreement"), dated August 11, 2000, by and among AT&T, IDT Corporation, a Delaware corporation ("IDT") and IDT Investments and the Subscription Agreement (the "Subscription Agreement"), dated August 11, 2000, by and between AT&T and Net2Phone, (i) Howard S. Jonas resigned from Net2Phone's Board of Directors and was appointed as an observer to Net2Phone's Board of Directors and (ii) two designees of AT&T, John Petrillo and Rick Roscitt, were elected to serve on Net2Phone's Board of Directors. AT&T has the right to designate one more member to serve on Net2Phone's Board of Directors. IDT Investments also granted ITelTech a right of first refusal to purchase its remaining shares of Class A Stock and an option to convert them into shares of Common Stock. Shares of Class A Stock have two votes per share, while shares of Common Stock have one vote per share. In addition, for a period of 18 months, if ITelTech buys shares of Class A Stock from another holder of shares of Class A Stock, IDT Investments has the option to cause ITelTech to purchase up to 5 million additional shares of its Class A Stock on the same terms and conditions.

            VOTING AGREEMENT. On August 11, 2000, in connection with the sale of shares of Class A Stock to ITelTech, IDT Investments and ITelTech entered into a Voting Agreement (the "Voting Agreement") pursuant to which IDT Investments and ITelTech agreed that until August 1, 2003 or such earlier time as IDT Investments ceases to own two million or more shares of Class A Stock or Common Stock, they will vote or cause to be voted all of their shares in favor of nominees to the Board of Directors of Net2Phone who are mutually acceptable to IDT Investments and ITelTech. The parties further agreed to vote or cause to be voted all of their shares consistent with the result of having two designees from IDT Investments reasonably acceptable to ITelTech on the Board of Directors of Net2Phone and three designees from ITelTech reasonably acceptable to IDT Investments on the Board of Directors of Net2Phone. In the event that they are unable to agree on acceptable nominees, they agreed to abstain from voting on such nominees as to which they are unable to agree. The parties also agreed to use their reasonable best efforts to assure that at least five members of the Board of Directors of Net2Phone will be members not employed by, providing material services for compensation to or otherwise affiliated with, IDT, IDT Investments, ITelTech or AT&T or any of their respective affiliates. This obligation terminates at such time as IDT Investments or ITelTech, as the case may be, becomes the beneficial owner of more than 85% or less than 15% of the voting power of Net2Phone.

            The descriptions of the Stock Purchase Agreement, Voting Agreement and Subscription Agreement throughout this Schedule 13D are qualified by reference to such Stock Purchase Agreement, Voting Agreement and Subscription Agreement, copies of which are filed as Exhibits 2, 3 and 4 hereto and are incorporated herein by reference.

            Each of the Reporting Persons intends to continuously review their investment in Net2Phone, and may in the future determine, either alone or as part of a group (i) to acquire additional securities of Net2Phone, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of Net2Phone owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) -
(j) of Item 4 of Schedule 13D. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, Net2Phone's business and prospects, other developments concerning Net2Phone and its businesses generally, other business opportunities available to the reporting Persons, developments with respect to the business of IDT, changes in law and government regulations, general economic conditions and money and stock market conditions, including the market price of the securities of Net2Phone.

            Other than the transactions described above, the Reporting Persons have no plans or proposals with respect to Net2Phone or its securities that relate to, or would result in, any of the transactions described in paragraphs
(a) - (j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            (a) ITelTech directly beneficially owns 18,900,000 shares of Class A Stock representing approximately 49.8% of the outstanding shares of the Class A Stock, approximately 31.8% of the total outstanding shares of Net2Phone and approximately 38.9% of the combined voting power of Net2Phone. Each share of Class A Stock is convertible into one share of Common Stock without consideration being paid therefor.

            AT&T does not directly beneficially own any shares of Net2Phone. ITelTech is a wholly-owned subsidiary of AT&T.

            The filing of this 13D shall not be construed as an admission by the Reporting Persons that they are, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of Net2Phone owned by other parties.

            (b) Subject to the Voting Agreement, the Reporting Persons share the power to vote, or dispose of, the 18,900,000 shares of Class A Stock owned by ITelTech.

            Other than the transactions described in the preceding sentence, no transactions in the shares of Common Stock or Class A Stock have been effected by the Reporting Persons or, to the best of AT&T's knowledge, by any of the executive officers and directors of AT&T named in Exhibit 1, during the past 60 days.

            (d)   None.

            (e)   Not Applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Except as described in this Item and in Item 4, none of the Reporting Persons has any contracts, arrangements, understandings, or relationship (legal or otherwise) with respect to any securities of Net2Phone.

            Pursuant to the Stock Purchase Agreement and the Subscription Agreement, (i) Howard S. Jonas resigned from Net2Phone's Board of Directors and was appointed as an observer to Net2Phone's Board of Directors and (ii) two designees of AT&T, John Petrillo and Rick Roscitt, were elected to serve on Net2Phone's Board of Directors. AT&T has the right to designate one more member to serve on Net2Phone's Board of Directors. IDT Investments also granted to ITelTech a right of first refusal to purchase its remaining shares of Class A Stock and an option to require IDT to convert such remaining shares into shares of Common Stock. In addition, for a period of 18 months, if ITelTech buys shares of

Class A Stock from another holder of shares of Class A Stock, IDT Investments has the option to cause ITelTech to purchase up to 5 million additional shares of its Class A Stock on the same terms and conditions.

            Pursuant to the Voting Agreement, IDT Investments and ITelTech agreed that until August 1, 2003 or such earlier time as IDT Investments ceases to own two million or more shares of Class A Stock or Common Stock, they will vote or cause to be voted all of their shares in favor of nominees to the Board of Directors of Net2Phone who are mutually acceptable to IDT Investments and ITelTech. The parties further agreed to vote or cause to be voted all of their shares consistent with the result of having two designees from IDT Investments reasonably acceptable to ITelTech on the Board of Directors of Net2Phone and three designees from ITelTech reasonably acceptable to IDT Investments on the Board of Directors of Net2Phone. In the event that they are unable to agree on acceptable nominees, they agreed to abstain from voting on such nominees as to which they are unable to agree. The parties also agreed to use their reasonable best efforts to assure that at least five members of the Board of Directors of Net2Phone will be members not employed by, providing material services for compensation to or otherwise affiliated with IDT, IDT Investments, ITelTech or AT&T or any of their respective affiliates. This obligation terminates at such time as IDT Investments or ITelTech, as the case may be, becomes the beneficial owner of more than 85% or less than 15% of the voting power of Net2Phone.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Name, business address and principal occupation of each executive officer and director of AT&T.

Exhibit 2 Stock Purchase Agreement, dated as of August 11, 2000, by and among AT&T, IDT and IDT Investments.

Exhibit 3 Voting Agreement, dated as of August 11, 2000, by and between ITelTech and IDT Investments.

Exhibit 4 Subscription Agreement, dated August 11, 2000, by and between AT&T and Net2Phone.

Exhibit 5 Joint Filing Agreement, dated as of August 18, 2000, between AT&T and ITelTech.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: August 18, 2000

                                        AT&T CORP.



                                          By: /s/ Robert S. Feit
                                             -------------------------------



                                          ITELTECH, LLC

                                          By: /s/ Robert S. Feit
                                             -------------------------------

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.       Description
-----------       -----------

Exhibit 1 Name, business address and principal occupation of each executive officer and director of AT&T.

Exhibit 2 Stock Purchase Agreement, dated as of August 11, 2000, by and among AT&T, IDT and IDT Investments.

Exhibit 3 Voting Agreement, dated as of August 11, 2000, by and between ITelTech and IDT Investments.

Exhibit 4 Subscription Agreement, dated as of August 11, 2000, by and between AT&T and Net2Phone.

Exhibit 5 Joint Filing Agreement, dated as of August 18, 2000, between AT&T and ITelTech.